Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
SMART DIGITAL META PTE. LTD.	Singapore
AOSI PRODUCTION CO., LTD.	Macau
Zhuhai Hengqin Aosi Cultural Communication Co., Ltd.	China
Smart Digital (HK) Culture Limited	Hong Kong
Smart Digital (Guangzhou) Times Culture Development Co., Ltd	China
Xiamen Liubenmu Culture Media Co., Ltd.	China